Exhibit 99.3

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

On January 31, 2018 (the “Closing Date”), Colony NorthStar Credit Real Estate, Inc. (the “Company”) completed the transactions contemplated by that certain Master Combination Agreement, dated as of August 25, 2017, as amended and restated on November 20, 2017 (the “Combination Agreement”), by and among certain subsidiaries of Colony NorthStar, Inc. (“CLNS”), and NorthStar Real Estate Income Trust, Inc. (“NorthStar I”) and NorthStar Real Estate Income II, Inc. (“NorthStar II”), publicly registered non-traded real estate investment trusts sponsored and managed by a subsidiary of CLNS. Pursuant to the Combination Agreement, certain subsidiaries of CLNS contributed their respective ownership interests (which interests represent the “CLNS Contributed Portfolio”) in certain investment entities (the “CLNS Investment Entities”) to the Company and its operating company, Credit RE Operating Company, LLC (the “Company OP”), and NorthStar I and NorthStar II merged in all-stock mergers into the Company with the Company surviving the mergers (collectively, the “Combination”).

The following unaudited pro forma condensed combined financial statements and notes thereto are based on the historical financial condition and results of operations of the CLNS Investment Entities and give effect to: (i) the contribution to the Company (the “CLNS Contribution”) of the interests held by subsidiaries of CLNS in the underlying assets and liabilities of the CLNS Investment Entities ranging from approximately 38% to 100% (remaining interests in the CLNS Investment Entities not owned by subsidiaries of CLNS were not contributed) in exchange for shares of the Company’s Class B-3 common stock (“Class B-3 common stock”) and common membership interests in the Company OP that are redeemable for cash or, at the option of the Company, Class A common stock on an one-for-one basis (“OP Units”); (ii) exclusion of a loan receivable held by NorthStar I, which was not acquired by the Company and repayment of corresponding debt financing the loan receivable; (iii) completion of the mergers of each of NorthStar I and NorthStar II with and into the Company (collectively, the “Mergers”) through the exchange of all outstanding shares of common stock of each of NorthStar I and NorthStar II for shares of the Company’s Class A common stock (“Class A common stock”); (iv) cancellation of the existing advisory agreements between each of NorthStar I and NorthStar II with a subsidiary of CLNS; and (v) establishment of a new management agreement between the Company and a subsidiary of CLNS. The CLNS Investment Entities are subsidiaries of the entities that were directly contributed to the Company in connection with the Combination (such directly contributed entities, the “Contributed Entities”).

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations of the Company had the Combination and related transactions been completed as of the beginning of the earliest period presented, nor are they necessarily indicative of future results of operations or future financial position of the Company.

The selected unaudited pro forma condensed combined financial data should be read in conjunction with (1) the historical consolidated financial statements and notes thereto of NorthStar I as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, a copy of which is included as Exhibit 99.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”), (2) the historical consolidated financial statements and notes thereto of NorthStar II as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, copy of which is included as Exhibit 99.2 to the Form 10-K and (3) the historical combined financial statements and notes thereto of the CLNS Investment Entities as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, and management’s discussion and analysis of financial condition and results of operations of the CLNS Investment Entities (including quantitative and qualitative disclosures about market risk), included in the Form 10-K.

The unaudited pro forma condensed combined financial statements reflect a preliminary purchase price allocation and management’s best estimates based upon available information and may be revised as additional information becomes available and as additional analyses are performed upon finalization of acquisition accounting, no later than one year following the Closing Date of the Combination.

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2017

(In thousands)

	Historical			Pro Forma Adjustments					Pro Forma Colony NorthStar Credit Real Estate, Inc.
	CLNS Investment Entities	NorthStar I	NorthStar II	Fair Value (a)	Consolidation (b)	Other
Assets
Cash and cash equivalents	$25,204	$208,757	$58,213	$—	$(5,716)	$74,092	(c	)	$360,550
Restricted cash	41,901	40,585	63,830	—	(11,045)	—			135,271
Loans receivable, net	1,300,784	1,390,273	793,449	54,206	1,761,003	(150,150)	(d	)	5,149,565
Real estate, net	219,740	475,711	393,276	417,682	—	—			1,506,409
Investments in unconsolidated ventures	203,720	41,159	253,152	—	126,301	—			624,332
Securities, at fair value	—	158,341	95,756	—	(89,129)	—			164,968
Deferred leasing costs and intangible assets, net	11,014	36,107	20,185	55,041	—	—			122,347
Other assets	37,039	28,242	31,891	(11,272)	4,710	(733)	(d	)	89,877
Due from affiliates	—	50,314	23,728	—	—	(74,042)	(e	)	—

Total assets	$1,839,402	$2,429,489	$1,733,480	$515,657	$1,786,124	$(150,833)			$8,153,319

Liabilities
Debt, net	$339,347	$1,480,910	$819,445	$4,193	$2,097,994	(46,948)	(d	)	$4,694,941
Accrued and other liabilities	42,135	51,323	54,468	(265)	(1,130)	(66)	(f	)	146,465
Intangible liabilities, net	36	6,372	1,193	12,172	—	—			19,773
Due to affiliates	50,314	24,033	6,841	—	—	(74,042)	(e	)	7,146

Total liabilities	431,832	1,562,638	881,947	16,100	2,096,864	(121,056)			4,868,325

Commitments and contingencies
Equity
Owners’/stockholders’ equity	1,397,950	859,335	849,707	437,033	(318,142)	(105,403)	(g	)	3,120,480
Noncontrolling interests in investment entities	9,620	7,516	1,826	62,524	7,402	—			88,888
Noncontrolling interests in Company OP	—	—	—	—	—	75,626	(h	)	75,626

Total equity	1,407,570	866,851	851,533	499,557	(310,740)	(29,777)			3,284,994

Total liabilities and equity	$1,839,402	$2,429,489	$1,733,480	$515,657	$1,786,124	$(150,833)			$8,153,319

See accompanying notes to unaudited pro forma condensed combined financial statements.

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017

(In thousands, except per share data)

	Historical			Pro Forma Adjustments					Pro Forma Colony NorthStar Credit Real Estate, Inc.
	CLNS Investment Entities	NorthStar I	NorthStar II	Fair Value (aa)	Consolidation (ab)	Other
Revenues
Interest income	$140,214	$94,073	$70,857	$1,475	$58,446	$(13,451)	(ac	)	$351,614
Property operating income	23,750	87,657	43,606	920	—	—			155,933
Other income	791	—	—	—	(377)	—			414

Total revenues	164,755	181,730	114,463	2,395	58,069	(13,451)			507,961

Expenses
Fee expense	—	17,815	21,381	—	—	8,746	(ad	)	47,942
Interest expense—loans receivable	21,019	36,704	21,122	(5,950)	115,126	(4,749)	(ac	)	183,272
Interest expense—real estate	5,095	18,895	14,327	(1,892)	—	—			36,425
Property operating expense	7,978	40,028	12,838	—	—	—			60,844
Transaction, investment and servicing expense	2,570	8,054	6,457	—	3,910	(13,140)	(ae	)	7,851
Depreciation and amortization	9,137	38,408	18,772	25,213	—	—			91,530
Provision for loan loss	518	—	—	—	—	—			518
Administrative expense	12,669	10,114	13,194	—	(234)	(4,595)	(af	)	31,148

Total expenses	58,986	170,018	108,091	17,371	118,802	(13,738)			459,530

Other income (loss)
Other gain (loss), net	(390)	(12,744)	(28,423)	—	5,295	—			(36,262)
Earnings from investments in unconsolidated ventures	24,709	5,841	30,166	—	17,469	—			78,185

Net income (loss) before income tax	130,088	4,809	8,115	(14,976)	(37,969)	287			90,354
Income tax (expense) benefit	(2,208)	1,679	(1,867)	—	—	—			(2,396)

Net income (loss)	127,880	6,488	6,248	(14,976)	(37,969)	287			87,958
Net income (loss) attributable to noncontrolling interests:
Investment entities	689	608	119	(1,685)	718	—			449
Company OP	—	—	—	—	—	2,071	(ag	)	2,071

Net income (loss) attributable to Colony NorthStar Credit Real Estate, Inc.	$127,191	$5,880	$6,129	$(13,291)	$(38,687)	$(1,784)			$85,438

Earnings per share:
Basic	NA	$0.05	$0.05						$0.67

Diluted	NA	$0.05	$0.05						$0.67

Weighted average number of shares:
Basic	NA	119,757	114,631						126,945

Diluted	NA	119,757	114,631						126,945

See accompanying notes to unaudited pro forma condensed combined financial statements.

COLONY NORTHSTAR CREDIT REAL ESTATE, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Description of the Combination

As of the Closing Date of the Combination, Colony Capital Operating Company, LLC (“CLNS OP”) and its affiliates, NorthStar I stockholders and NorthStar II stockholders each owned approximately 37%, 32% and 31%, respectively, of the Company on a fully-diluted basis.

Pursuant to terms and conditions of the Combination Agreement, the Company issued to subsidiaries of CLNS: (i) 44,399,444 shares of Class B-3 common stock; and (ii) 3,075,623 OP Units. Each share of NorthStar I and NorthStar II common stock issued and outstanding immediately prior to the effective time of their mergers with and into the Company was converted into the right to receive 0.3532 shares (the “NorthStar I Exchange Ratio”) and 0.3511 shares (the “NorthStar II Exchange Ratio”), respectively, of Class A common stock, plus cash in lieu of fractional shares. Approximately 21,000 shares of NorthStar I restricted common stock and 25,000 shares of NorthStar II restricted common stock automatically vested in connection with their respective mergers with and into the Company and the holders thereof were entitled to receive the same equity exchange as the other holders of NorthStar I and NorthStar II common stock, respectively.

NorthStar I did not transfer to the Company a certain loan receivable in the original principal amount of $150.2 million (the “NorthStar I Excluded Asset”). On January 31, 2018, in connection with the closing of the transactions contemplated by the Combination Agreement, NorthStar I sold to an affiliate of CLNS a $65 million senior participation interest in the NorthStar I Excluded Asset at par. The remaining junior participation interest in the NorthStar I Excluded Asset (also referred to as the “NorthStar I Retained Asset”) was transferred to a liquidating trust in exchange for 100% of the outstanding units of beneficial interest in the liquidating trust. The beneficial interests of the liquidating trust were distributed pro rata to NorthStar I stockholders.

Prior to the closing of the Combination, a special dividend was declared by NorthStar I, which generated the lesser amount of cash leakage, in order to true up the agreed contribution values of NorthStar I and NorthStar II in relation to each other (the “NorthStar special dividend”). In addition, following the CLNS Contribution, but prior to the effective time of the Mergers, there was a cash settlement between the Company and CLNS for the difference between (i) the sum of (a) the loss in value of NorthStar I and NorthStar II as a result of the distributions made by NorthStar I and NorthStar II in excess of FFO (as such term is defined in the Combination Agreement) from July 1, 2017 through the day immediately preceding the Closing Date (excluding the dividend payment made by each of NorthStar I and NorthStar II on July 1, 2017), (b) FFO for the Contributed Entities from July 1, 2017 through the day immediately preceding the closing date, (c) cash contributions or contributions of certain intercompany receivables made to the Contributed Entities from July 1, 2017 through the day immediately preceding the Closing Date, and (d) the expected present value of certain unreimbursed operating expenses of NorthStar I and NorthStar II paid on each company’s behalf by their respective advisors, and (ii) cash distributions made by the Contributed Entities from July 1, 2017 through the day immediately preceding the Closing Date, excluding that certain distribution made by the Contributed Entities in July 2017 relating to the partial repayment of a certain investment (collectively, “CLNS true-up adjustments”). These unaudited pro forma condensed combined financial statements reflect the CLNS true-up adjustments measured for the period from July 1, 2017 through the day immediately preceding the Closing Date.

2. Basis of Presentation

The unaudited pro forma condensed combined financial statements are prepared as of and for the year ended December 31, 2017 in accordance with Article 11 of Regulation S-X and, in the opinion of management, reflect all significant adjustments. The historical financial information of the CLNS Investment Entities, NorthStar I and NorthStar II have been adjusted to give pro forma effect to all significant events (except as disclosed above) that are: (i) directly attributable to the Combination and related transactions; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the results of the Company.

The unaudited pro forma condensed combined balance sheet as of December 31, 2017 is presented as if the Combination and related transactions had been completed on December 31, 2017. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2017 is presented as if the Combination and related transactions had been completed on January 1, 2017, the beginning of the earliest period presented.

Certain amounts in the historical combined financial statements of the CLNS Investment Entities, and in the historical consolidated financial statements of NorthStar I and NorthStar II, have been reclassified to conform to the presentation of the Company in the unaudited pro forma condensed combined financial statements.

Significant transactions among the CLNS Investment Entities, NorthStar I and NorthStar II have been eliminated in the unaudited pro forma condensed combined financial statements as if these entities had been combined for all periods presented. Such amounts that are outstanding as of December 31, 2017 are presented as due from and/or due to affiliates within the historical balances in the unaudited pro forma condensed combined balance sheet.

Since the Company did not have material assets or substantial operations prior to the contribution of assets and liabilities from CLNS, and succeeded to substantially all of the operations of the CLNS Investment Entities, the CLNS Investment Entities have been deemed to be the Company’s predecessor for accounting purposes. Accordingly, the assets and liabilities of the CLNS Investment Entities received by the Company were recorded in the Company’s books at their carryover basis as of the contribution date.

The Combination is accounted for under the acquisition method for business combinations pursuant to Accounting Standards Codification Topic 805, Business Combinations. In the Combination, the Company is considered to be the accounting acquirer and all of its assets and liabilities are reflected at their historical carrying values. The consideration transferred by the Company established a new accounting basis for the assets acquired, liabilities assumed and noncontrolling interests of NorthStar I and NorthStar II, measured at their respective fair values on the Closing Date of the Combination. Accordingly, the unaudited pro forma condensed combined financial statements include adjustments to record the assets, liabilities and noncontrolling interests of NorthStar I and NorthStar II at their estimated fair values, which are preliminary and subject to revision. To the extent fair value of the consideration exceeds fair value of net assets acquired, any such excess will represent goodwill. Alternatively, if fair value of net assets acquired exceeds fair value of the consideration, the transaction could result in a bargain purchase gain that is recognized immediately in earnings. Adjustments to estimated fair value of identifiable assets and liabilities of NorthStar I and NorthStar II, as well as adjustments to consideration, may change the determination and amount of goodwill and/or bargain purchase gain and may impact depreciation, amortization and accretion based on revised fair value of assets acquired and liabilities assumed. The actual value of the consideration is dependent upon the price of the Company’s common stock at the time of closing of the Combination. The final fair value and allocation of consideration will be determined upon completion of the Combination, with the allocation to be finalized as soon as practicable within the measurement period of no later than one year following the Closing Date of the Combination. The final acquisition accounting may vary significantly from that reflected in the unaudited pro forma condensed combined financial statements.

3. Consideration and Purchase Price Allocation

The Company acquired all of the common stock of NorthStar I and NorthStar II through the exchange of all such outstanding shares into shares of Class A common stock based on the pre-determined NorthStar I Exchange Ratio and NorthStar II Exchange Ratio, respectively. As the Combination is a stock-for-stock exchange (except for cash consideration for fractional shares), fair value of the consideration to be transferred depends upon the fair value of the Company at the Closing Date of the Combination.

All outstanding NorthStar I and NorthStar II equity awards vested in connection with the consummation of the Combination. The vested equity awards were settled in shares of NorthStar I and NorthStar II common stock, respectively, and converted into shares of Class A common stock based on the pre-determined NorthStar I Exchange Ratio and NorthStar II Exchange Ratio, respectively. As these equity awards relate to pre-Combination services, these shares are included in the number of outstanding NorthStar I and NorthStar II common stock used to determine consideration.

Consideration and purchase price allocation for the acquisition of NorthStar I and NorthStar II are calculated as follows:

(In thousands, except exchange ratio and price per share)	NorthStar I	NorthStar II	Total
Outstanding shares of common stock at December 31, 2017 (i)	119,333	114,943
Exchange ratio	0.3532	0.3511

Shares of Class A common stock issued in the mergers (ii)	42,149	40,356	82,505
Fair value consideration per share (iii)	$24.74	$24.74	$24.74

Fair value of NorthStar I and NorthStar II consideration	$1,042,766	$998,407	$2,041,173

(i)	Includes 21,000 and 25,000 shares of common stock of NorthStar I and NorthStar II equity awards, respectively, that vested in connection with the consummation of the Combination.
(ii)	Includes the issuance of fractional shares, aggregating to approximately 21,000 shares, for which holders received cash in lieu of the fractional shares.
(iii)	Represents the estimated per share fair value of the Company at the Closing Date of the Combination.

(In thousands)	NorthStar I	NorthStar II	Total
Fair value of net assets acquired (i)	$1,051,584	$1,009,341	$2,060,925
Adjustments (ii)	(8,818)	(10,934)	(19,752)

Fair value of net assets acquired, adjusted	$1,042,766	$998,407	$2,041,173

Excess (deficit) (iii)	$—	$—	$—

(i)	Fair value of net assets acquired is calculated as follows:

(In thousands)	NorthStar I	NorthStar II	Total
Preliminary allocation of the Combination consideration:
Assets acquired	$2,642,458	$1,904,004	$4,546,462
Liabilities assumed	(1,528,789)	(884,882)	(2,413,671)
Noncontrolling interests in investment entities	(62,085)	(9,781)	(71,866)

Fair value of net assets acquired (Note 4(a))	$1,051,584	$1,009,341	$2,060,925

(ii)	Represents the CLNS true-up adjustments relating to NorthStar I and NorthStar II measured for the period from July 1, 2017 through the day immediately preceding the Closing Date, including the NorthStar special dividend based on NorthStar I and NorthStar II cash leakage for the period from July 1, 2017 through the day immediately preceding the Closing Date, as described in Note 1.
(iii)	Calculated as the difference between fair value of consideration and fair value of net assets acquired, net of true-up adjustments.

A final determination of the fair value and allocation of the Combination consideration is in process as of the date of this Annual Report on Form 10-K. The estimated fair value and preliminary allocation of the Combination consideration may be subject to adjustments during the measurement period, not to exceed one year from the Closing Date, based upon new information obtained about facts and circumstances that existed as of the Closing Date.

4. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

Fair Value Adjustments

(a)	Pro forma fair value adjustments are based on estimated fair values and preliminary purchase price allocation of assets acquired, liabilities assumed and noncontrolling interests of NorthStar I and NorthStar II, as follows:

	NorthStar I (i)		NorthStar II		Fair Value Adjustment
(In thousands)	Fair Value (ii)	Historical	Fair Value (ii)	Historical
Assets
Cash and cash equivalents	$227,476	$227,476	$58,213	$58,213	$—
Restricted cash	40,585	40,585	63,830	63,830	—
Loans receivable	1,242,983	1,240,123	844,795	793,449	54,206
Real estate, net	785,846	475,711	500,823	393,276	417,682
Investments in unconsolidated ventures	41,159	41,159	253,152	253,152	—
Securities, at fair value	158,341	158,341	95,756	95,756	—
Deferred leasing costs and intangible assets	74,243	36,107	37,090	20,185	55,041
Other assets (iii)	21,511	27,509	26,617	31,891	(11,272)
Due from affiliates	50,314	50,314	23,728	23,728	—

Total assets	$2,642,458	$2,297,325	$1,904,004	$1,733,480	$515,657

Liabilities
Debt, net	$1,435,835	$1,433,962	$821,765	$819,445	$4,193
Accrued and other liabilities (iv)	50,992	51,257	54,468	54,468	(265)
Intangible liabilities	17,929	6,372	1,808	1,193	12,172
Due to affiliates	24,033	24,033	6,841	6,841	—

Total liabilities	1,528,789	1,515,624	884,882	881,947	16,100

Equity
Total owners’/stockholders’ equity	1,051,584	774,185	1,009,341	849,707	437,033
Noncontrolling interests in investment entities	62,085	7,516	9,781	1,826	62,524

Total equity	1,113,669	781,701	1,019,122	851,533	499,557

Total liabilities and equity	$2,642,458	$2,297,325	$1,904,004	$1,733,480	$515,657

(i)	NorthStar I fair value and historical balances are presented net of amounts associated with the NorthStar I Excluded Asset.
(ii)	Pro forma fair values of NorthStar I and NorthStar II were estimated as follows:

•	Real estate and related intangibles—The fair value of real estate and related intangibles (“CRE Properties”) was determined using, in the case of NorthStar I, either a direct capitalization approach or a discounted cash flow (“DCF”) methodology, depending on the asset type, and in the case of NorthStar II, a DCF methodology, which we believe are appropriate for valuing assets similar to the properties owned by NorthStar I and NorthStar II. Direct capitalization rates, discount rates, and terminal capitalization rates were selected by taking into account, among other factors, prevailing discount and capitalization rates in the commercial property sector, as deemed appropriate for each property. In determining each appraised value, other relevant information was also considered, including trends in capitalization rates, discount rates, interest rates, leasing rates and other economic factors. The weighted average capitalization rate used to determine the value of (x) NorthStar I’s CRE Properties was approximately 7.0%, and (y) NorthStar II’s CRE Properties was approximately 6.9%. The weighted average discount rate used to determine the value of (x) NorthStar I’s CRE Properties was approximately 7.5%, and (y) NorthStar II’s CRE Properties was approximately 7.8%. For investments with similar occupancy, income levels and collateral quality, the discount and capitalization rates used to value NorthStar I’s CRE Properties and NorthStar II’s CRE Properties, as the case may be, are estimated to be generally comparable to those that would be achievable in the current market environment. NorthStar I’s CRE Properties with an aggregate estimated value of $272.5 million were valued using a direct capitalization approach and NorthStar I’s CRE Properties with an aggregate estimated value of $569.7 million were valued using a DCF approach. The fair value of NorthStar I’s and NorthStar II’s CRE Properties is allocated to tangible assets such as land, building, site and tenant improvements and identifiable intangibles, such as above- and below-market leases, leasing commissions, and in-place lease value. The value allocable to the above- or below-market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be received pursuant to the lease over its remaining term and (ii) management’s estimate of the amounts that would be received using fair market rates over the remaining term of the lease. Factors considered in determining the value allocable to in-place leases include estimates, during hypothetical lease-up periods, related to space that is actually leased at the time of acquisition. These estimates include (i) lost rent at market rates, (ii) fixed operating costs that will be recovered from tenants and (iii) theoretical leasing commissions required to execute similar leases.

•	Loans receivable—The fair value of loans receivable was determined by comparing the current yield to the estimated yield for newly originated loans with similar credit risk or the market yield at which a third party might expect to purchase such investment or based on DCF projections of principal and interest expected to be collected, which include consideration of borrower or sponsor credit, as well as operating results of the underlying collateral. It was determined that the current yields for NorthStar I’s and NorthStar II’s loans receivable approximated current market yields, and therefore fair value for the loans receivable was deemed to equal each loan’s outstanding principal amount, plus the undiscounted value of any contractual exit fees associated with the loan. The weighted average current yield for (x) NorthStar I’s loans receivable was approximately 8.0%, and (y) NorthStar II’s loans receivable was approximately 7.7%, excluding mortgage loans held in securitization trusts.

In addition, for certain loans receivable, NorthStar II, has a contractual right to equity-like participations or other ownership interests in the underlying collateral and, as appropriate, these equity-like interests were considered in calculating the aggregate value of NorthStar II’s loans receivable. To value these interests, the value of the underlying collateral was estimated using a direct capitalization approach. These valuation estimates were then applied through the associated waterfall structure of the investment, resulting in NorthStar II’s estimated contractual share of the residual equity value in the property. The weighted average capitalization rate used to determine the value of NorthStar II’s equity-like interests was approximately 6.8%.

For investments with similar credit characteristics and collateral quality, these rates are estimated to be generally comparable to those that would be achievable in today’s market environment.

•	Investments in unconsolidated ventures—Investments in unconsolidated ventures primarily consist of limited partnership interests in private equity funds for which the fair value option was elected; and fair value was determined based on the timing and amount of expected future cash flows for income and realization events of the underlying assets of the funds. The assumptions regarding the amount and timing of future distributions from the underlying funds are developed by management based on its analysis of each fund’s portfolio and past performance, including management’s discussions with the fund general partners, as well as overall commercial real estate market analyses relevant to each fund’s portfolio. Based on the estimated fair value of the private equity real estate funds, the weighted average effective yield for the future cash flows (x) with respect to NorthStar I, is approximately 13.4%, and (y) with respect to NorthStar II, is approximately 14.0%. For investments with similar credit characteristics, remaining life, fund sponsorship, investment structure and portfolio quality, these rates are estimated to be generally comparable to those that would be achievable in today’s market environment. Additionally, investments in unconsolidated ventures include NorthStar II’s investment in a joint venture which holds a mezzanine loan. The fair value for the investment in the joint venture was determined based on the outstanding principal amount of the mezzanine loan plus the undiscounted value of the contractual exit fee associated with the investment.

•	Securities—CRE securities are generally valued using a third-party pricing service or broker quotations. These quotations are not adjusted and are based on observable inputs that can be validated, and as such, are classified as Level 2 of the fair value hierarchy. Certain CRE securities may be valued based on a single broker quote or an internal price which may have less observable pricing, and as such, would be classified as Level 3 of the fair value hierarchy. Management determines the prices are representative of fair value through a review of available data, including observable inputs, recent transactions as well as its knowledge of and experience in the market. For the purpose of the Pro Forma Condensed Combined Balance Sheet, (x) the fair value of NorthStar I’s commercial real estate securities is $158.3 million, and of this amount, $104.2 million was valued using a third-party valuation service, $44.7 million was valued using broker quotations and $9.4 million was internally valued by comparing the current yield on the security to the estimated yield for similar securities that a market participant would require in the current market environment (and the implied weighted average yield for securities valued internally on this basis was 28.2%), and (y) the fair value of NorthStar II’s commercial real estate securities is $95.8 million, and of this amount, $64.5 million was valued using a third-party valuation service and $31.3 million was valued using broker quotations.

•	Secured debt—The fair value of secured debt was determined by either comparing the contractual interest rate to the interest rate for newly originated debt with similar credit risk or the market rate at which a third party might expect to assume such debt or based on DCF projections of principal and interest expected to be collected, which include consideration of borrower or sponsor credit, as well as operating results of the underlying collateral. All of the secured debt was priced consistent with current interest rates attainable for similarly situated investments, and therefore was attributed a value equal to each debt’s outstanding principal amount. As the principal amount of the debt equates to fair value, there is no amortization of premium or discount related to the secured debt.

•	Securitization bonds payable—The fair value of securitization bonds payable is based on quotations from brokers or financial institutions that act as underwriters of the securitized bonds.

•	Noncontrolling interests in investment entities—NorthStar I’s noncontrolling interests are attributable to the minority ownership interests of its operating partners in its CRE Properties. The estimated value of NorthStar I’s noncontrolling interests represents the minority owner’s pro rata share of the estimated net book value of the CRE Properties, as determined in accordance with the above description of the valuation process for real estate and related intangibles. NorthStar II’s noncontrolling interest is attributable to the minority ownership interest of its operating partner in its Bothell, Washington office portfolio. The estimated value of NorthStar II’s noncontrolling interest represents the operating partner’s pro rata share of the estimated net book value of the portfolio, as determined in accordance with the above description of the valuation process for real estate and related intangibles. The major classes of intangible assets and liabilities include leasing commissions, above- and below-market lease values and in-place lease values.

(iii)	Adjustment to other assets reflects elimination of historical deferred financing costs on credit facilities and historical straight-line rent balances.
(iv)	Adjustment to accrued and other liabilities reflects unearned income on real estate and deferred financing costs related to amount due to affiliate.

Consolidation Adjustments

(b)	The contribution of the CLNS Investment Entities to the Company and the subsequent mergers of each of NorthStar I and NorthStar II into the Company triggered consolidation reassessments, as described below:

Deconsolidation of the CLNS Investment Entities—Certain CLNS Investment Entities were joint ventures between CLNS and private funds or other investment vehicles managed by CLNS (the “Co-Investment Funds”). CLNS consolidated such CLNS Investment Entities as it was deemed to have a controlling financial interest in these CLNS Investment Entities, considering the following factors: (i) CLNS’s equity interests in these entities; (ii) CLNS’s role as investment manager of the Co-Investment Funds; and (iii) CLNS senior executives and employees acting as directors and officers of these entities. As a result, it was determined that (i) for such CLNS Investment Entities that are voting interest entities, CLNS had the ability to direct the significant financial and operating decisions made by directors of these entities and carried out by the appointed officers of these entities, and (ii) for such CLNS Investment Entities that are variable interest entities, CLNS was the primary beneficiary as it is the related party that was more closely associated with these entities. The Company, after assuming CLNS’s ownership interests in these CLNS Investment Entities, will not have a controlling financial interest in these CLNS Investment Entities. The Company does not have the ability to direct key decisions made by the directors of these entities nor is it the primary beneficiary of these entities as CLNS continues to be the investment manager of the Co-Investment Funds and the directors and officers of these entities continue to be employees of CLNS. The Company itself is managed by CLNS and does not have any employees of its own. Therefore, upon contribution by CLNS, the Company deconsolidated the CLNS Investment Entities that are joint ventures with Co-Investment Funds.

Consolidation of NorthStar Securitization Trusts—Through the Combination, the Company acquired from NorthStar I and NorthStar II, respectively, the subordinate securities in two securitization trusts. The two securitization trusts are structured as pass through entities that receive principal and interest payments from the underlying debt collateral assets and distribute those payments to the certificate holders of the securitization trusts. The assets held by the two securitization trusts are restricted and can only be used to fulfill their own obligations.

The Combination triggered a consolidation reassessment, in which it was determined that the Company will be the primary beneficiary of the two securitization trusts. The subordinate securities represent the first loss tranche in each trust, and act as the controlling class, which will provide the Company, as holder of the securities, the right, under certain circumstances, to unilaterally remove the special servicer of the trusts. As a result, the Company is deemed to be the primary beneficiary of the two securitization trusts as (i) it will have the ability, as the controlling class, to direct the activities that most significantly impact the economic performance of the trusts, and (ii) its interest will absorb the first loss in each trust, which will represent more than an insignificant amount of the expected losses of the trusts. Therefore, the Company will consolidate the two securitization trusts.

The Company will elect the fair value option for the initial recognition of the assets and liabilities of the two securitization trusts. Additionally, the Company will adopt the guidance issued by the FASB, allowing the Company to measure both the financial assets and liabilities of a qualifying collateralized financing entity (“CFE”), such as these securitization trusts, using the fair value of either the CFE’s financial assets or financial liabilities, whichever is more observable. As the liabilities of the two securitization trusts are marketable securities with observable trade data, their fair value is more observable and will be referenced to determine the fair value of the assets.

Pro forma adjustments are made to reflect the following:

•	deconsolidation of the assets and liabilities of certain of the CLNS Investment Entities, and accounting for the Company’s interests in these CLNS Investment Entities as equity method investments; and

•	consolidation of the assets and liabilities of the two securitization trusts, and elimination of the securities held by the Company in these trusts.

(In thousands)	Deconsolidation of CLNS Investment Entities		Consolidation of NorthStar Securitization Trusts	Consolidation Adjustments, Net
Assets
Cash and cash equivalents	$(5,716)		$—	$(5,716)
Restricted cash	(11,045)		—	(11,045)
Loans receivable, net	(554,769)		2,315,772	1,761,003
Investments in unconsolidated ventures	126,301		—	126,301
Securities, at fair value	—		(89,129)	(89,129)
Other assets	(5,751)		10,461	4,710

Total assets	$(450,980)		$2,237,104	$1,786,124

Liabilities
Debt, net	$(128,649)		$2,226,643	$2,097,994
Accrued and other liabilities	(11,591)		10,461	(1,130)

Total liabilities	(140,240)		2,237,104	2,096,864

Equity
Total owners’/stockholders’ equity	(318,142)		—	(318,142)
Noncontrolling interests in investment entities	7,402	(i)	—	7,402

Total equity	(310,740)	(ii)	—	(310,740)

Total liabilities and equity	$(450,980)		$2,237,104	$1,786,124

(i)	Represents presentation of interests not held by the Company in remaining consolidated CLNS Investment Entities as noncontrolling interests in investment entities.
(ii)	The adjustments result in an overall decrease in net assets to reflect only the Company’s interests in the deconsolidated CLNS Investment Entities that are being contributed to the Company. The decrease represents interests in the deconsolidated CLNS Investment Entities held by Co-Investment Funds that will not be contributed to the Company.

Other Pro Forma Adjustments

(c)	Adjustments to cash and cash equivalents are as follows:

NorthStar special dividend—As described in Note 1, a special dividend of $1.6 million payable by NorthStar I (which generated a lesser amount of cash leakage for the period from July 1, 2017 through the day immediately preceding the Closing Date) to its shareholders, in order to true up the agreed upon contribution values between NorthStar I and NorthStar II in relation to each other.

CLNS true-up adjustment—As described in Note 1, the CLNS true-up adjustment represents the settlement of $57.0 million payable to the Company by CLNS, calculated as follows:

The sum of:

•	Special distribution to CLNS from NorthStar II (which had greater cash leakage than NorthStar I of cash distributions, excluding distributions in shares, in excess of its FFO, as described in Note 1) of $7.4 million for the period from July 1, 2017 through the day immediately preceding the Closing Date;

•	FFO of the Contributed Entities of $67.1 million for the period from July 1, 2017 through the day immediately preceding the Closing Date;

•	Cash contributions by CLNS to the CLNS Investment Entities totaling $25.4 million for the period from July 1, 2017 through the day immediately preceding the Closing Date;

•	Contribution of intercompany notes receivable and distribution receivable by CLNS to the Company of $38.5 million; and

•	Certain unreimbursed operating expenses of NorthStar I and NorthStar II paid on each company’s behalf by subsidiaries of CLNS, as their respective advisors, totaling $18.1 million;

Less:

•	Distributions made by the Contributed Entities to CLNS of $213.5 million for the period from July 1, 2017 through the day immediately preceding the Closing Date.

NorthStar I Excluded Asset—net cash inflow of $18.7 million resulting from: (i) the sale of a senior interest in the NorthStar I Excluded Asset to CLNS for $65.0 million and related interest receivable of $0.7 million; and (ii) repayment of outstanding principal on corresponding third party debt financing the NorthStar I Excluded Asset of $46.9 million and outstanding interest of $0.1 million (see Notes (d) and (f)).

(d)	Adjustments are related to the NorthStar I Excluded Asset, as follows:

Loan receivable—the sale of a senior interest in the NorthStar I Excluded Asset to CLNS for $65.0 million and transfer of the NorthStar I Retained Asset (consisting of the remaining junior interest in the NorthStar I Excluded Asset of $85.2 million) into a liquidating trust prior to closing of the Combination;

Other assets—elimination of interest receivable of $0.7 million on the NorthStar I Excluded Asset; and

Debt—repayment of $46.9 million of debt financing on the NorthStar I Excluded Asset.

(e)	Adjustments to due from and due to affiliates are as follows:

Secured financing transaction by the CLNS Investment Entities—elimination of due to affiliates in CLNS Investment Entities and corresponding due from affiliates in NorthStar I of $50.3 million, which resulted from a previous sale of a loan receivable by the CLNS Investment Entities to NorthStar I that was treated as a secured financing by the CLNS Investment Entities; and

Secured financing transaction by NorthStar I—elimination of due to affiliates in NorthStar I and corresponding due from affiliates in NorthStar II of $23.7 million, which resulted from a previous sale of a loan receivable by NorthStar I to NorthStar II that was treated as a secured financing by NorthStar I.

(In thousands)	CLNS Investment Entities	NorthStar I	NorthStar II	Total
Due from affiliates	$—	$(50,314)	$(23,728)	$(74,042)
Due to affiliates	(50,314)	(23,728)	—	(74,042)

(f)	Accrued and other liabilities is adjusted to reflect the repayment of $0.1 million outstanding interest on the debt financing on the NorthStar I Excluded Asset.

(g)	Adjustments to stockholders’ equity are as follows:

(In thousands)	CLNS Investment Entities	NorthStar I	NorthStar II	Total
NorthStar I Retained Asset to be transferred to liquidating trust	$—	$(85,150)	$—	$(85,150)
NorthStar special dividend	—	(1,644)	—	(1,644)
CLNS true-up adjustment	75,125	(7,174)	(10,934)	57,017
Adjustment for noncontrolling interests in the Company OP				(75,626)

				$(105,403)

(h)	Adjustment reflects an allocation of pro forma equity to noncontrolling interests in the Company OP based on pro forma noncontrolling ownership of 2.4%, determined as follows:

(In thousands, except percentage)	CLNS Contributed Portfolio	NorthStar I	NorthStar II	Pro Forma Colony NorthStar Credit Real Estate, Inc.
Class B-3 common stock	44,399	—	—	44,399
Class A common stock (Note 3) (i)	—	42,149	40,356	82,505

Total common stock outstanding				126,904
OP Units	3,076	—	—	3,076

Total common stock and OP Units outstanding				129,980

Noncontrolling interest in the Company OP				2.4%

(i)	Includes the issuance of fractional shares, aggregating to approximately 21,000 shares, for which holders received cash in lieu of the fractional shares.

5. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

Fair Value Adjustments

(aa) The following table presents adjustments to reflect:

•	elimination of historical amortization of loan origination costs and fees;

•	revised amortization of above- and below-market leases based on fair value of real estate related intangibles as a (decrease) increase to property operating income based on remaining lease terms of 1 to 10 years (refer to the description of how pro forma fair values of NorthStar I and NorthStar II were estimated with respect to real estate and related intangibles in Note 4(a) above);

•	elimination of historical amortization of deferred financing costs;

•	revised depreciation based on fair value of real estate with useful lives of 30 to 40 years (refer to the description of how pro forma fair values of NorthStar I and NorthStar II were estimated with respect to real estate and related intangibles in Note 4(a) above);

•	revised amortization of in place leases and deferred leasing costs based on fair value of real estate related intangibles with remaining lease terms of 1 to 10 years (refer to the description of how pro forma fair values of NorthStar I and NorthStar II were estimated with respect to real estate and related intangibles in Note 4(a) above); and

•	fair value adjustments to net income that are attributable to noncontrolling interests in investment entities (refer to the description of how pro forma fair values of NorthStar I and NorthStar II were estimated with respect to noncontrolling interests in investment entities in Note 4(a) above).

	Year Ended December 31, 2017
(In thousands)	NorthStar I	NorthStar II	Total
Revenues
Interest income	$997	$478	$1,475
Property operating income	1,636	(716)	920

Total revenues	2,633	(238)	2,395

Expenses
Interest expense—loans receivable	(2,626)	(3,324)	(5,950)
Interest expense—real estate	(1,329)	(563)	(1,892)
Depreciation and amortization	14,629	10,584	25,213

Total expenses	10,674	6,697	17,371

Net income (loss)	(8,041)	(6,935)	(14,976)
Net loss attributable to noncontrolling interests in investment entities	(1,393)	(292)	(1,685)

Net income (loss) attributable to Colony NorthStar Credit Real Estate, Inc.	$(6,648)	$(6,643)	$(13,291)

Consolidation Adjustments

(ab)	The contribution of the CLNS Investment Entities to the Company and the subsequent mergers of NorthStar I and NorthStar II into the Company trigger consolidation reassessments, which are expected to result in the deconsolidation of certain CLNS Investment Entities and the consolidation of two NorthStar securitization trusts, as described in Note 4(b).

Accordingly, pro forma adjustments are made to reflect the following:

•	deconsolidation of the revenues and expenses of certain of the CLNS Investment Entities, and accounting for the Company’s share of net income from these CLNS Investment Entities as earnings from investments in unconsolidated ventures; and

•	consolidation of the revenues and expenses of the two securitization trusts, and elimination of interest income from the securities held by the Company in these trusts.

	Year Ended December 31, 2017
(In thousands)	Deconsolidation of CLNS Investment Entities		Consolidation of NorthStar Securitization Trusts	Consolidation Adjustments, Net
Revenues
Interest income	$(60,787)		$119,233	$58,446
Other income	(377)		—	(377)

Total revenues	(61,164)		119,233	58,069

Expenses
Interest expense—loans receivable	(4,945)		120,071	115,126
Transaction, investment and servicing expense	(175)		4,085	3,910
Administrative expense	(234)		—	(234)

Total expenses	(5,354)		124,156	118,802

Other income
Other loss/gain, net	372		4,923	5,295
Earnings from investments in unconsolidated ventures	17,469		—	17,469

Net income (loss)	$(37,969	)(i)	$—	$(37,969)
Net income attributable to noncontrolling interests in investment entities	718	(ii)	—	718

Net income (loss) attributable to Colony NorthStar Credit Real Estate, Inc.	$(38,687)		$—	$(38,687)

(i)	The adjustments result in an overall decrease in net income to reflect only the Company’s share of net income of the deconsolidated CLNS Investment Entities. The decrease represents the remaining share of net income in the deconsolidated CLNS Investment Entities attributable to the Co-Investment Funds.
(ii)	Net income in remaining consolidated CLNS Investment Entities that is allocated to third party owners is presented as net income attributable to noncontrolling interests in investment entities.

Other Pro Forma Adjustments

(ac)	Adjustments to interest income and interest expense—loans receivable are as follows:

NorthStar I Excluded Asset—removal of (i) interest income on the NorthStar I Excluded Asset; and (ii) interest expense on the debt financing of the NorthStar I Excluded Asset for the year ended December 31, 2017; and

Secured financing transactions—elimination of interest income and interest expense related to (i) a loan receivable previously acquired by NorthStar I from the CLNS Investment Entities that was treated as a secured financing by the CLNS Investment Entities for the year ended December 31, 2017; and (ii) a loan receivable previously acquired by NorthStar II from NorthStar I that was treated as a secured financing by NorthStar I for the year ended December 31, 2017.

	Year Ended December 31, 2017
(In thousands)	CLNS Investment Entities	NorthStar I	NorthStar II	Total
Interest income:
NorthStar I Excluded Asset	$—	$(11,081)	$—	$(11,081)
Secured financing transactions	—	(1,390)	(980)	(2,370)

				$(13,451)

Interest expense—loans receivable:
NorthStar I Excluded Asset	$—	$(2,379)	$—	$(2,379)
Secured financing transactions	(1,390)	(980)	—	(2,370)

				$(4,749)

(ad)	Reflects (i) removal of historical management fee expense of NorthStar I and NorthStar II relating to their existing ongoing advisory agreements; and (ii) recognition of management fee expense for the Company of $47.9 million for the year ended December 31, 2017 based on 1.5% per annum of pro forma stockholders’ equity, as defined in the new management agreement between the Company and CLNC Manager, LLC, a wholly owned subsidiary of CLNS OP (the “Manager”). No incentive fee was deemed earned based on pro forma results for the year ended December 31, 2017.

(ae)	Reflects the elimination of (i) non-recurring transaction costs incurred in the year ended December 31, 2017 by NorthStar I and NorthStar II in connection with the Combination of approximately $13.1 million; and (ii) servicing fee expense for the year ended December 31, 2017 related to the NorthStar I Excluded Asset.

(af)	Adjustment reflects a decrease in allocated administrative expenses under the terms of the new management agreement between the Company and the Manager, which allows for a time-based allocation of certain of the Manager’s compensation and overhead costs, excluding primarily executive management and investment personnel costs (other than the Company’s chief financial officer). The historical financial statements of the CLNS Investment Entities reflect an allocation of all compensation and overhead costs based upon a relative assets under management calculation.

(ag)	Adjustment reflects the attribution of net income to noncontrolling interests in the Company OP based on its pro forma ownership of 2.4% (see Note 4(h)).

6. Pro Forma Earnings Per Share

Pro forma basic and diluted weighted average shares outstanding are calculated as follows:

(In thousands except exchange ratio)	CLNS Contributed Portfolio	NorthStar I	NorthStar II	Pro Forma Colony NorthStar Credit Real Estate Inc.
Year Ended December 31, 2017
Historical weighted average common shares—basic and diluted	NA	119,757	114,631
Exchange ratio	NA	0.3532	0.3511

Average outstanding shares of common stock to be issued in the mergers	NA	42,299	40,247	82,546
Average outstanding shares of common stock to be issued in consideration for the CLNS Contributed Portfolio	44,399	—	—	44,399

Pro forma weighted average shares of Class A and Class B-3 common stock—basic and diluted (i)				126,945

(i)	Excludes 3,075,623 OP Units, which are redeemable for cash, or at the Company’s option, shares of Class A common stock on a one-for-one basis, and therefore would not be dilutive.